Registration Statement No. 333-237342

Filed Pursuant to Rule 433

December 8, 2020

New 3X Leveraged Gold Miners ETNs Begin Trading

The price of gold spot hit an all-time high in August 2020, as did the SPDR Gold Trust (NYSE: GLD). Meanwhile, the VanEck Vectors Gold Miners ETF (NYSE: GDX), the largest gold mining exchange traded fund by assets, hit a 7 year high.

With this in mind, sophisticated investors seeking to manage daily trading risks as part of an overall diversified portfolio are now able to trade two new exchange traded notes with +3X and -3X leverage. The MicroSectors Gold Miners 3X Leveraged ETN (NYSE: GDXU) and MicroSectors Gold Miners -3X Inverse Leveraged ETN (NYSE: GDXD) offer sophisticated investors +3X and -3X inverse daily exposure, respectively, to an index that tracks the performance of two gold mining exchange traded funds, compounded daily before taking into account fees. GDXU and GDXD are linked to the performance of the S-Network MicroSectors™ Gold Miners Index.

These ETNs seek a return on the underlying index for a single day, resetting daily. The performance of these ETNs over longer periods of time can differ significantly from the performance (or inverse of the performance) of their underlying index during the same period of time. You should proceed with extreme caution in considering an investment in the ETNs.

What’s Different About GDXU and GDXD?

Unlike other leveraged gold products, like the ProShares Ultra Gold Commodity (NYSE: UGL) and ProShares UltraShort Gold (NYSE: GLL) that provide exposure to commodity futures, GDXU and GDXD provide exposure to the performance of the two largest gold mining exchange traded funds, GDX and GDXJ, which invest in the common stocks of precious metal mining companies. Accordingly, an investor in GDXU and GDXD has exposure to these stocks, and does not have direct exposure to the price of gold itself.

GDXU and GDXD are linked to the performance of the S-Network MicroSectors™ Gold Miners Index which tracks the performance of two of the largest gold mining exchange traded funds, the VanEck Vectors® Gold Miners ETF (the “GDX”) and the VanEck Vectors® Junior Gold Miners ETF (the “GDXJ”). The index’s underlying composition is market capitalization weighted across both ETFs.

The chart below shows the performance of GDX and GDXJ from January 1, 2020 through December 2, 2020. Past performance is not indicative of future results.

It’s worth noting that GDXU and GDXD are exchange traded notes (ETNs), not exchange traded funds (ETFs), a key difference. For example, ETNs are structured as senior unsecured debt obligations of the issuer. GDXU and GDXD are ETNs issued by the Bank of Montreal, and investors are subject to the bank’s credit risk.

What these ETNs track

GDXU and GDXD are linked to the performance of the S-Network MicroSectors™ Gold Miners Index (MINERS). The index tracks the performance of two of the largest gold mining ETFs, the VanEck Vectors Gold Miners ETF (NYSE: GDX) and the VanEck Vectors Junior Gold Miners ETF (NYSE: GDXJ). GDX tracks the performance of the NYSE Arca Gold Miners Index, which includes companies involved in the gold mining industry such as Newmont Corp (NYSE: NEM) and Barrick Gold Corp (NYSE: GOLD). GDXJ tracks the MVIS Global Junior Gold Miners Index.

GDXU seeks to deliver 3X the daily return of the index and GDXD seeks to return 3X the daily inverse return of the index. These are intended to be held as short-term investments and not intended to be buy-and-hold investments.

The exchange traded notes are subject to the credit risk of Bank of Montreal, the issuer of the ETNs. The ETNs are also subject to the issuer’s credit ratings, and the issuer’s credit spreads may adversely affect the market value of the notes.

Please note that leveraged, inverse and inverse leveraged ETNs seek a return on the underlying index for a single day. Those investments are not “buy and hold” investments, and should not be expected to provide the respective return of the underlying index’s cumulative return for periods greater than a day. The investments are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives only on a daily basis. Leveraged investments include risk and are not suitable for all investors. You should proceed with extreme caution in considering an investment in the ETNs. For each ETN, please read the disclosure documents, including the relevant pricing supplements, for additional information, including the relevant risk factors, before making an investment decision.

Bank of Montreal, the issuer of the ETNs, has participated in the preparation of this article in connection with its offering of the ETNs. Bank of Montreal has filed a registration statement (including a pricing supplement, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the "SEC") about each of the ETNs that are being offered by this free writing prospectus. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable documents if so requested by calling toll-free at 1-877-369-5412.